Mail Stop 3561

March 30, 2009

Steven H. Temares, Chief Executive Officer
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, N. J. 07083

    Re: **Bed Bath & Beyond Inc.**
            Form 10-K for Fiscal Year Ended March 1, 2008
            Filed April 30, 2008
            File No. 0-20214

Dear Mr. Temares:

       We have completed our review of your Form 10-K and have no further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director